Exhibit 99.41

MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1.	Name and Address of Corporation WonderFi Technologies Inc., formerly Austpro Energy Corporation (the “Company”) 1200 Waterfront Centre 200 Burrard Street Vancouver, BC V7X 1T2

Item 2.	Date of Material Change August 30, 2021

Item 3.

News Release

WonderFi disseminated a news release in respect of the material change referred to in this report on August 30, 2021. The news release was subsequently filed on the Company’s SEDAR profile at www.sedar.com.

Item 4.

Summary of Material Change

On August 30, 2021, the Company completed the acquisition of all of the outstanding shares of DeFi Ventures Inc. (“DeFi Ventures”) by way of a three-cornered amalgamation, pursuant to which DeFi Ventures and 1302107 B.C. Ltd., a newly formed subsidiary of the Company prior to the Company’s name change (“Subco”), combined their businesses to form one corporation, WonderFi Digital Inc. (“WonderFi Digital”), a wholly-owned subsidiary of the Company (the “Transaction”). As a result of the closing of the Transaction (the “Closing”), the Company will now carry on the business previously carried on by DeFi Ventures. In connection with the Transaction, the net proceeds from the previously announced brokered private placement of subscription receipts of DeFi Ventures for aggregate proceeds of $17,715,000 have been released from escrow.

The Company has also received final approval to list the common shares (“WonderFi Shares”) in the capital of the Company on the Neo Exchange Inc. (the “NEO”). Trading is expected to commence at market open on Tuesday, August 31, 2021, under the stock symbol “WNDR”.

Item 5.	Full Description of Material Change

5.1

Full Description of Material Change

On August 30, 2021, the Company completed the Transaction involving DeFi Ventures by way of a three-cornered amalgamation, pursuant to which DeFi Ventures and Subco combined their businesses to form WonderFi Digital, a wholly-owned subsidiary of the Company. In connection with the Transaction, the net proceeds from the previously announced brokered private placement of subscription receipts of DeFi Ventures for aggregate gross proceeds of $17,715,000 have been released from escrow to DeFi Ventures. As a result of the Closing, the Company will now carry on the business previously carried on by DeFi Ventures.

The Company has also received final approval to list the WonderFi Shares on the NEO. Trading is expected to commence at market open on Tuesday, August 31, 2021 under the stock symbol “WNDR”.

Prior to the Closing and listing on the NEO, DeFi Ventures completed an additional $5,584,155 non- brokered private placement at a price of $1.05 per share, which was led by Alameda Research, an industry-leading quantitative trading firm founded by Sam Bankman-Fried, the CEO and founder of FTX. FTX is a leading cryptocurrency exchange which recently closed a funding round from SoftBank Group Corp., the Paul Tudor Jones family, Alan Howard, Coinbase Ventures and Sequoia Capital, valuing FTX at approximately $18 billion USD.

In connection with the Closing, the Company’s board of directors is now comprised of Mark Binns, Sean Clark, Stephanie Li, Ben Samaroo and Dean Sutton, and the officers of the Company are comprised of Ben Samaroo (Chief Executive Officer), Cong Ly (Chief Technical Officer), Steven Krause (Chief Financial Officer), Dean Sutton (Chief Strategy Officer) and Sheona Docksteader (Corporate Secretary).

Additional information with respect to the Transaction and the business of the Company is available in the Company’s filing statement dated August 24, 2021 (the “Filing Statement”) which is available on the Company’s SEDAR profile at www.sedar.com.

In connection with Transaction, the Company also announced that the board of directors of the Company has appointed Crowe MacKay LLP, Chartered Professional Accountants, as the Company’s new auditor (the “New Auditor”), replacing Davidson & Company LLP, Chartered Professional Accountants. Additional information about the New Auditor is set out in the Filing Statement.

5.2	Disclosure for Restructuring Transactions Not applicable.

Item 6.	Reliance on Section 7.1(2) of National Instrument 51-102 Not applicable.

Item 7.	Omitted Information Not applicable.

Item 8.

Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Ben Samaroo, Chief Executive Officer, WonderFi Technologies Inc. ben@wonder.fi

Item 9.	Date of Report August 30, 2021